EXHIBIT 21

LIST OF SUBSIDIARIES OF
LAZARE KAPLAN INTERNATIONAL INC.

NAME	ORGANIZED UNDER LAWS OF

Lazare Kaplan Europe Inc.	Delaware
Lazare Kaplan Belgium, N.V.	Belgium
Lazare Kaplan Africa Inc.	Delaware
Lazare Kaplan Japan Inc. (Tokyo Branch)	Japan
Pegasus Overseas Ltd.	Bahamas
Pegasus Overseas LLC	Delaware
POCL Bvba	Belgium
POCL, N.V	Belgium
Bellataire Inc.	Delaware